United States securities and exchange commission logo





                               February 12, 2021

       Ilan Levin
       Chairman and Chief Executive Officer
       Moringa Acquisition Corp
       250 Park Avenue, 7th Floor
       New York, NY 10177

                                                        Re: Moringa Acquisition
Corp
                                                            Registration
Statement on Form S-1
                                                            Filed February 1,
2021
                                                            File No. 333-252615

       Dear Mr. Levin:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed February 1, 2021

       General

   1. We note that your warrant agreement includes an exclusive forum provision in Section
                                                        9.3. Please clarify if
this provision is applicable to investors in this offering and, if so, whether it applies to
claims under the Securities Act or Exchange Act. In that regard, we note that Section 27 of
the Exchange Act creates exclusive federal jurisdiction over all suits brought to
enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder,
and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state
courts over all suits brought to enforce any duty or liability created by the Securities Act or
the rules and regulations thereunder. If the provision is applicable to investors in this
offering, please revise your prospectus to discuss the provision, including any risks or other
impacts on investors, and whether there is uncertainty as to its enforceability. If the
provision does not apply to actions arising under the Securities Act or Exchange Act, please
also ensure that the provision in the warrant agreement states this
 Ilan Levin
Moringa Acquisition Corp
February 12, 2021
Page 2
         clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Frank Knapp at (202) 551-3805 or Jennifer Monick at
(202) 551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Erin E. Martin at
(202) 551-
3391 with any other questions.



FirstName LastNameIlan Levin                                    Sincerely,
Comapany NameMoringa Acquisition Corp
                                                                Division of
Corporation Finance
February 12, 2021 Page 2                                        Office of Real
Estate & Construction
FirstName LastName